FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 02/24/2022

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
26, Boulevard Royal, 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.
This report contains Ternium S.A.’s press release announcing that Ternium to broaden its value-added product portfolio with new investment program at its Pesquería industrial center in Mexico.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio
Name: Pablo Brizzio
Title: Chief Financial Officer

Dated: February 24, 2022

Sebastián Martí
Ternium - Investor Relations
+1 (866) 890 0443
+54 (11) 4018 8389
www.ternium.com

Ternium to Broaden its Value-added Product Portfolio with New Investment Program at its Pesquería Industrial Center in Mexico

Luxembourg, February 24, 2022 – Ternium S.A. (NYSE: TX) today announced a new investment program at its Pesquería industrial center in Mexico with the aim at broadening its value-added product portfolio.

Ternium’s new investment program should help it better serve its customers in the automotive, renewable energy and home appliance industries, as well as in the construction and agricultural sectors. With the expansion of the Pesquería facility’s advanced-high-strength and ultra-high-strength steels production capabilities, this initiative will support the company’s leading position as a steel supplier in Mexico.

The program consists of a new cold rolling mill, a hot-dip galvanizing line, a push-pull pickling line and new finishing lines with total capital investment of approximately $1 billion and expected start-up of operations in the first half of 2024.

In addition to the new investment program at the Pesquería facility, Ternium recently launched an expansion of its Shreveport facility in the U.S. state of Louisiana, with a second coil coating paint line expected to start-up by mid-2024.

“These new initiatives are consistent with our longstanding strategy to continuously optimize our industrial system in order to capture future market opportunities,” said Ternium CEO Máximo Vedoya. “We believe this new investment program will strengthen Ternium’s competitive positioning, enable us to replace imports in the Mexican market and better serve our customers with a broader and more technologically advanced product portfolio.”

About Ternium

Ternium is Latin America’s leading flat steel producer, with operating facilities in Mexico, Brazil, Argentina, Colombia, the southern United States and Central America. The company offers a broad range of high value-added steel products for customers active in the automotive, home appliances, HVAC, construction, capital goods, container, food and energy industries through its manufacturing facilities, service center and distribution networks, and advanced customer integration systems. More information about Ternium is available at www.ternium.com.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.